Filed Pursuant to Rule 433
Registration No. 333-151847
Pricing Term Sheet
June 24, 2008
Quicksilver Resources Inc.
$475,000,000
7 3/4% Senior Notes due 2015
     The following information supplements the Preliminary Prospectus Supplement, dated June 23, 2008, filed pursuant to Rule 424, Registration Statement No. 333-151847.

Issuer:	Quicksilver Resources Inc.

Title of securities:	7 3/4% Senior Notes due 2015

Aggregate principal amount offered:	$475,000,000 principal amount

Principal amount per note:	$1000 x $1000

Price to public:	98.655% of principal amount

Gross Proceeds:	$468,611,250.00

Underwriters’ discount:	2.00%

Annual interest rate:	7 3/4% per annum

Yield to Maturity:	8.00%

Benchmark:	4.25% UST due August 15, 2015

Ratings:	Ba3/B(1)

Interest payment dates:	February 1 and August 1 of each year, commencing February 1, 2009

Record dates:	January 15 and July 15

Maturity:	August 1, 2015

Optional redemption:	Callable, on or after the following dates and at the following prices:

	Date	Price

	August 1, 2012	103.875%

	August 1, 2013	101.938%

	August 1, 2014, and thereafter	100.000%

(1)	These securities ratings have been provided by Moody’s and S&P. Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

Make-whole redemption:	At any time prior to the first call date at Treasury Rate plus 50 basis points.

Equity Clawback:	Until August 1, 2011, at 107.75, for up to 35% of the outstanding notes.

Ranking:	Senior

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Banc of America Securities LLC

Senior Co-Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities Inc.

Co-Managers:	BNP Paribas Securities Corp., Calyon Securities (USA) Inc., Citigroup Global Markets Inc., Fortis Securities LLC, TD Securities (USA) LLC, BBVA Securities, Inc., Greenwich Capital Markets, Inc., Scotia Capital (USA) Inc., Wedbush Morgan Securities Inc. and Wells Fargo Securities, LLC

Trade date:	June 24, 2008

Settlement date (T+3):	June 27, 2008

CUSIP:	74837RAE4

ISIN:	US74837RAE45
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.